FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                                 DRYSHIPS, INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips, Inc. on November 21, 2005.

                                                                Exhibit 1




                           DRYSHIPS TO PRESENT AT THE
                  GOLDMAN SACHS 2ND ANNUAL SHIPPING CONFERENCE
                    IN NEW YORK ON TUESDAY, NOVEMBER 29, 2005

ATHENS, Greece, November 21, 2005 - DryShips Inc. (NASDAQ: DRYS) announced today that on Tuesday, November 29, 2005, George Economou Chairman & Chief Executive Officer, will be presenting at the Goldman Sachs 2nd Annual Shipping Conference to be held on that day at the Goldman Sachs Conference Center in New York City.

Furthermore, as already announced, on Friday, December 2, 2005, George Economou Chairman & Chief Executive Officer, and Chris Thomas, the Company's Chief Financial Officer will be presenting at an analyst and investor meeting to be held that day at the Harvard Club in New York City at 12:00 PM EST.

About DryShips Inc.
DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this Release, DryShips owns a fleet of 27 drybulk consisting 4 Capesize, 21 Panamax and 2 Handymax vessels, with a combined deadweight tonnage of approximately 2.3 million. DryShips is the second largest Panamax operator in the world.

DryShips Inc.'s common stock is listed on NASDAQ National Market where it trades under the symbol "DRYS".

                      Visit our website at www.dryships.com
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Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
Tel. 011-30-210-809-0570
E-mail: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                          ---------------------------------
                                  (Registrant)


Dated:  November 21, 2005               By /s/ Christopher Thomas
                                        ----------------------------------
                                        Christopher Thomas
                                        Chief Financial Officer



23113.0002 #620496